FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”), dated May 27, 2009, announcing the Company’s unaudited financial and operating results for the three month period ended March 31, 2009.

This report on Form 6-K, except for the sections beginning with “Akis Tsirigakis, CEO of Star Bulk commented” and “George Syllantavos, Chief Financial Officer of Star Bulk commented” is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission (“Commission”) with an effective date of November 3, 2008, and the Company’s registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2009

ATHENS, GREECE, May 27, 2009 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the three month period ended March 31, 2009.

First Quarter 2009 Highlights

For the first quarter of 2009, net income was $22.5 million versus net income of $16.7 million for the first quarter of 2008, an increase of approximately 34%.

For the first quarter of 2009, total revenue was $45.1 million versus total revenue of $41.7 million for the first quarter of 2008, an increase of approximately 8%.

Earnings per share, basic and diluted for the first quarter of 2009 were $0.37 based on a weighted average of 60,390,219 shares outstanding, basic and diluted.

Earnings per share, basic and diluted for the first quarter of 2009 were $0.16, excluding non- cash items.

EBITDA for the first quarter of 2009 was $40.8 million.  Adjusted EBITDA for the same period excluding all the above was $27.8 million.

Akis Tsirigakis, President and CEO of Star Bulk commented:  “We are pleased to report our sixth consecutive profitable quarter. We are also satisfied that with the consistent implementation of our strategy we have achieved, what we believe is the most balanced  business model within our peer group, in terms of balance sheet strength, debt level, contract coverage, first-year growth and revenue per dollar invested while steering clear of newbuilding orders. With a current cash position in excess of $73 million, coupled with the Shelf Registration we filed earlier in 2009 for up to $250 million and our relatively modest debt level, we are well positioned to take advantage of opportunities.

Since the beginning of the year, we have been  able to further enhance the revenue visibility of our fleet by entering into new or amended employment agreements for ten of our vessels as well as into index-based profit sharing arrangements for three of our vessels enabling us to share into the potential market upside.  As of today, we have secured over $425 million in contracted revenue with 100% of our fleet operating days for 2009 contracted, 71% for 2010 and 42% for 2011.

Finally, I would like to mention that we have closed all of our FFA positions which in the past we utilized as a hedge given that presently all of our  vessels are under time charter contract.”

George Syllantavos, Chief Financial Offer of Star Bulk commented: “As of March 31, 2009, our senior debt stands at $284.5 million; the remaining principal debt repayments in 2009 are about $35 million and for 2010, $59 million. With 100% of our fleet locked in on long term contracts for the remainder of 2009 we expect our cash position to grow further enhancing our solid balance sheet.  We generate in excess of $9,000 per vessel per day over the daily breakeven of $23,350 which translates into an average of $108,000 per day for our fleet of twelve vessels indicative of our strong cash flow generation and profitability.

We recently announced that we have commenced in-house technical management of our fleet which will improve our cost structure going forward and aligns the company's financial, commercial and operational matters under our management.”

Fleet Profile (As of May 25, 2009)

Vessel Name	Type	DWT	Year Built
Star Alpha	Capesize	175,075	1992
Star Beta	Capesize	174,691	1993
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005
Grand Total	12	1,106,253

First Quarter 2009 Results

For the quarter ended March 31, 2009, total revenues amounted to $45.1 million versus $41.7 million for the quarter ended March 31, 2008 mainly due to the operation of a larger fleet offset by lower charter rates achieved for some of our vessels.  Operating income amounted to $25.2 million for the quarter ended March 31, 2009 compared to operating income of $17.7 million for the quarter ended March 31, 2008.  Net Income for the first quarter of 2009 amounted to $22.5 million representing $0.37 earnings per share calculated on 60,390,219 weighted average number of shares. Net Income for the first quarter of 2008 amounting to $16.7 million represents $0.37 earnings per share calculated on 45,189,990 weighted average number of shares, basic and $0.34 earnings per share calculated on 49,827,425 weighted average number of shares, diluted ..

The first quarter of 2009 net income figure includes the following non-cash items:

Amortization of fair value of below/above market acquired time charters of $6.4 million, or $0.11 per basic and diluted share, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter into revenue.

A gain of $10.9 million or $0.18 per basic and diluted share associated with the gain on the time charter agreement termination which mainly relates to the unamortized fair value of below market acquired time charter on a vessel early redelivery date.

Expenses of $1.5 million, or $0.02 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the 1,385,000 restricted shares (vested and unvested) issued to directors and employees.

An unrealized loss of $2.8 million or $0.05 per basic and diluted share associated with the mark-to-market valuation of the Company’s Forward Freight Agreements.

The first quarter of 2008 net income figure includes the following non-cash items:

Amortization of fair value of below/above market acquired time charters of $17.9 million, or $0.40 and $0.36 per basic and diluted share, respectively, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter into revenue.

Expenses of $1.4 million, or $0.03 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the 165,000 restricted shares (vested and unvested) issued to directors and employees.

Vessel impairment loss of $4.1 million, or $0.09 per basic and $0.08 per diluted share, in connection with the sale of the vessel Star Iota.

EBITDA for the first quarter of 2009 was $40.8 million as compared to $26.6 million for the quarter ended March 31, 2008. Adjusted EBITDA for the first quarter of 2009 and 2008 excluding all the above items was $27.8 million and $10.1 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 12 and 8.1 vessels were owned and operated during the first quarter of 2009 and 2008, respectively, earning an average Time Charter Equivalent, or TCE rate of $35,158 per day and $35,767 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rate.

Total expenses increased to $31.1 million for the three month period ended March 31, 2009 compared to $24.0 million for the three-month period ended March 31, 2008 due to higher vessel operating and voyage expenses and depreciation related to the operation of a larger fleet. Vessel operating expenses were $6.7 million for the first quarter of 2009 compared to $4.6 million for the same period last year.  The increase in vessel operating expenses was due to the operation of a larger fleet, higher crewing and insurance expenses.

Depreciation expenses increased approximately 76% to $15.7 million for the first quarter of 2009 from $8.9 million for the first quarter of 2008 mainly due to the growth of our fleet. General and administrative expenses amounted to $2.9 million for the quarter ended March 31, 2009 and $2.8 million for the quarter ended March 31, 2008, respectively.  Therefore, on per vessel and per day basis, general and administrative expenses decreased by approximately 31%.  This decrease is mainly due to the increase in the number of vessels during the three month period ended March 31, 2009.

Liquidity and Capital Resources

Cash Flow

Net cash provided by operating activities for the three months ended March 31, 2009 and 2008, was $24.6 million and $16.8 million, respectively.  Net cash provided by operating activities for the three month period ended March 31, 2009 was primarily a result of recorded net income of $22.5 million, adjusted for depreciation of $15.7 million and fair value of derivatives of $2.8 million, offset by amortization of fair value of below/above market acquired time charter agreements of $6.4 million and non- cash gain on time charter agreement termination of $10.9 million. Net cash provided by operating activities for the three months ended March 31, 2008 was primarily a result of recorded net income of $16.7 million, adjusted for depreciation and the vessel impairment loss related to the sell of vessel Star Iota of $12.9 million offset by the amortization of fair value of below/above market acquired time charter agreements of $17.9 million.

Net cash used in investing activities for the three months ended March 31, 2009 and 2008, was $20.0million and $143.0 million, respectively.  For the three month period ended March 31, 2009, there was no actual cash used in investing activities due to the lack of acquisitions and/or sales of vessels during the period, although, there was an increase in restricted cash of $20.0 million related to waivers obtained for the existing loan agreements.  For the three months ended March 31, 2008 the cash used in investing activities related mainly to the payment of the cash consideration of $115.7 million due to the delivery of the remaining five vessels of our initial fleet, the payment of $17.3 million representing the 10% of the purchase price of the vessels Star Omicron and Star Sigma and $10.0 million related to the increase in restricted cash.

Net cash used in financing activities for the three months ended March 31, 2009 was $10.1 million as compared to $146.9 million of net cash provided by financing activities for the three months ended March 31, 2008. For the three months ended March 31, 2009, net cash used in financing activities consisted of the payments of loan installments amounting to $12.0 million offset by cash provided from our Director’s dividend reinvestment of $1.9 million. For the quarter ended March 31, 2008, net cash provided by financing activities consisted of the drawdown of $120.0 million related to our loan facilities and the proceeds from exercise of warrants of $32.8 million mainly offset by the payment of cash dividends of $4.6 million.

Drydocking expenses

We estimate that one of our vessels will be drydocked in the second quarter of 2009. An additional two vessels will be drydocked for the remaining of 2009. We estimate our scheduled off-hire days related to drydocking for our fleet through 2009 to be:

Vessels	Drydocking Period	Estimated drydocking days
Star Ypsilon	2nd Q	48
Star Epsilon	3rd Q	20
Star Kappa	3rd Q	20

Summary of Selected Data

(TCE rate expressed in U.S. dollars)
	3- months Ended March 31, 2008	3- months Ended March 31, 2009
Average number of vessels(1)	8.1	12.0
Number of vessels (as of the last day of the periods reported)	9	12
Average age of operational fleet (in years) (2)	10.2	9.9
Ownership days (3)	737	1,080
Available days (4)	662	1,056
Voyage days for fleet (5)	647	1,037
Fleet Utilization (6)	98%	98%
Time charter equivalent rate(7)	35,767	35,158

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at March 31, 2008 and 2009, respectively.

(3)	Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4)	Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7)
Represents the weighted average time charter equivalent, or TCE, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

EBITDA and adjusted EBITDA Reconciliation

Star Bulk Carriers Corp. considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position; it is used by our lenders as a measure of our compliance with certain loan covenants; and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, the unrealized loss resulting from Forward freight agreements and expenses relating to the amortization of stock -based compensation recognized during the period , to derive adjusted EBITDA.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	3-months period ended March 31, 2008	3-months period ended March 31, 2009

Net cash provided by operating activities	16,821	24,551
Net increase in current assets	1,610	2,888
Net decrease in current liabilities, excluding current portion of long term debt	(5,192)	(2,311)
Amortization of fair value of above/below market acquired time charter agreements	17,896	6,364
Amortization of deferred finance charges	(17)	(56)
Non- cash gain on time charter agreement termination	-	10,919
Vessel impairment loss	(4,054)	-
Stock – based compensation	(1,433)	(1,452)
Change in fair value of derivatives	-	(2,788)
Net Interest expense	968	2,719
EBITDA	26,572	40,834

Less:
Amortization of fair value of above/below market acquired time charter agreements	(17,896)	(6,364)
Non-cash gain on time charter agreement termination	-	(10,919)

Plus:
Stock – based compensation	1,433	1,452
Change in fair value of derivatives	-	2,788
Adjusted EBITDA	10,136	27,791

Unaudited Consolidated Condensed Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	3-month period ended March 31, 2008	3-month period ended March 31, 2009
	Unaudited	Unaudited
Revenues:
Hire voyage revenue	23,826	38,386
Freight voyage revenue	-	2,846
Straight line adjustment, and amortization of fair value of below/above market acquired time charters	17,869	3,883
Total Revenues:	41,695	45,115

Expenses:
Voyage expenses	(685)	(2,306)
Vessel operating expenses	(4,555)	(6,721)
Drydocking expenses	(2,794)	(262)
Depreciation	(8,881)	(15,661)
Management fees	(250)	(285)
Loss on FFA's*	-	(3,023)
Vessel impairment loss	(4,054)	-
General and administrative expenses	(2,785)	(2,863)
Total expenses	(24,004)	(31,121)

Other income:
Gain on time charter agreement termination	-	11,179

Operating income:	17,691	25,173
Other income / (expenses):
Interest and finance costs	(1,367)	(2,742)
Interest income	399	23
Total other income (expenses), net:	(968)	(2,719)

Net income:	16,723	22,454
Earnings per share, basic	0.37	0.37
Earnings per share, diluted	0.34	0.37

Weighted average number of shares outstanding, basic	45,189,990	60,390,219
Weighted average number of shares outstanding, diluted	49,827,425	60,390,219
*Realized and unrealized losses are included.

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31, 2008	March 31, 2009
ASSETS
Cash and restricted cash	31,961	46,210
Deposit on forward freight agreement	2,514	5,127
Other current assets	7,798	8,448
TOTAL CURRENT ASSETS	42,273	59,785

Fixed assets	821,284	805,627

Restricted Cash	12,010	12,010
Other non-current assets	15,809	14,116
TOTAL ASSETS	891,376	891,538

Current portion of long term debt	49,250	53,550
Other current liabilities	8,037	12,266
TOTAL CURRENT LIABILITIES	57,287	65,816

Long term debt	247,250	230,950
Other non-current liabilities	26,699	8,841
TOTAL LIABILITIES	331,236	305,607

STOCKHOLDERS' EQUITY	560,140	585,931

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	891,376	891,538

Unaudited Cash flow Data

(Expressed in thousands of U.S. dollars)

	3-months period ended March 31, 2008	3-months period ended March 31, 2009

Net cash provided by operating activities	16,821	24,551

Net cash used in investing activities	(142,555)	(20,004)

Net cash provided by/(used in) financing activities	146,861	(10,114)

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, Thursday May 28, 2009, at 9:00 a.m. EDT.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until June 4, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers.  The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 10.1 years and a combined cargo carrying capacity of 1,106,253 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk’s future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “should,” “may,” or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk’s examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk’s results to differ materially from those described in the forward-looking statements can be found in Star Bulk’s Registration Statement on Form F-1/F-4, Annual Reports on Forms 20-F for the years ended December 31, 2007 and 2008, in Registration Statement on Form F-3 filed in September 2008 and its amendments, in Registration Statement on Form F-3 filled in January 2009 and its amendments, and reports on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:

George Syllantavos
CFO
Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com
E-mail: ir@starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

   Star Bulk Carriers Corp.

Dated: June 1, 2009	By: /s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 1000711